JSAT

04030417

FID-B-04-009
May 14, 2004

Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk



JSAT Corporation
File No. 82-5111
Exemption Pursuant to Rule 12g3-2(b)



Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, enclosed are copies of JSAT Corporation's (the "Company") release documents. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound documents.

- Notice Regarding Purchase of the Company's Own Shares in the Market.
- Operating Results for the Year and the 4th Quarter Ended March 31, 2004.

Thank you for your attention and cooperation.

Yours faithfully,



Hiroshi Kajihara
General Manager
Corporate Finance and Investor Relations Division
Corporate Coordination Group
JSAT Corporation

Enclosure

JSAT Corporation
Pacific Century Place Marunouchi 17・18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan

8 2-5 1 1 1

May 6, 2004
JSAT Corporation

**Notice Regarding Purchase of The Company's Own Shares in The Market**

You are hereby notified that JSAT has implemented the acquisition of its own shares through purchases in the market, in accordance with Article 210 of the Japanese Commercial Code.

Particulars

| | | |
|---|---|---|
| 1. | Purchase Period: | From April 1, 2004 to April 30, 2004 |
| 2. | Total Number of Shares Purchased: | 7,953 shares |
| 3. | Aggregate Amount of the Purchase: | ¥3,010,923,000 |
| 4. | Method of the purchases: | Purchases on the Tokyo Stock Exchange |

(Reference 1)
Details of the Resolution approved at the 19th Ordinary General Meeting of Shareholders held June 26, 2003

| | |
|---|---|
| · Class of Shares to Be Acquired: | JSAT's common stock |
| · Total Number of Shares to Be Acquired: | Up to 45,000 shares |
| · Aggregate Amount of Shares to Be Acquired: | Up to ¥22.5 billion |

(Reference 2)
Aggregate Number of the Company's Shares Purchased From June 26, 2003 to April 30, 2004

| | |
|---|---|
| · Total Number of Shares Purchased: | 15,188 shares |
| · Aggregate Amount of the Purchase: | ¥6,200,892,000 |

82-5111

May 11, 2004

JSAT Corporation

## Operating Results for the Year and the 4th Quarter Ended March 31, 2004

JSAT Corporation ("JSAT" or "the Company") today reported operating results and other financial data for the year and the fourth quarter ended March 31, 2004. These financial results and data, which are unaudited, are prepared under accounting principles generally accepted in Japan(Japanese GAAP).

1. Financial Highlights under Japanese GAAP (unaudited)
2. Summary of Consolidated Financial Statements under Japanese GAAP (unaudited)
3. Operating Results for JSAT Subsidiaries and Affiliates (unaudited)
4. Outlook for the Year Ending March 31, 2005, under Japanese GAAP (unaudited)
5. Financial Highlights under US GAAP (unaudited)
6. Summary of Consolidated Financial Statements under US GAAP (unaudited)
7. Outlook for the Year Ending March 31, 2005, under US GAAP (unaudited)

### 1. Financial Highlights under Japanese GAAP (unaudited)

JSAT Group's financial highlights for the year ended March 31, 2004, are as follows (Figures are rounded down to hundred thousand yen except for share and per share amounts.):

| | For the year ended or as of March 31, | | | |
|---|---|---|---|---|
| | 2004 (Results) | 2003 (Results) | Change | 2004 (Outlook) |
| | ¥ Million | ¥ Million | % | ¥ Million |
| Revenues | 45,144 | 45,121 | +0.1% | 45,400 |
| Operating income | 10,965 | 12,587 | -12.9% | 11,300 |
| Ordinary profit | 9,962 | 12,046 | -17.3% | 11,100 |
| Net income | 6,460 | 6,202 | +4.2% | 6,400 |
| Total assets | 179,254 | 168,531 | +6.4% | - |
| Shareholders' equity | 104,166 | 94,143 | +10.7% | - |
| | | | -9.8% | |
| Net operating cash flow | 22,847 | 25,342 | +3.1point | - |
| EBITDA | 29,781 | 28,375 | +5.0% | 29,000 |
| EBITDA margin | 66.0% | 62.9% | +3.1point | 63.9% |
| Earning per share (EPS) | ¥16,926.50 | ¥16,118.21 | +5.0% | ¥16,913.09 |
| Dividend per share | ¥6,000 | ¥6,000 | - | ¥6,000 |
| Weighted average number of shares outstanding | 377,931 | 380,475 | - | 378,405 |

| Three months ended | Mar. 31, 2004 | Mar. 31, 2003 | Change | Dec. 31, 2003 | Sep. 30, 2003 | June 30, 2003 |
|---|---|---|---|---|---|---|
| | ¥ Million | ¥ Million | % | ¥ Million | ¥ Million | ¥ Million |
| Revenues | 11,895 | 11,557 | +2.9% | 11,284 | 11,082 | 10,881 |
| Operating income | 2,092 | 2,950 | -29.1% | 3,013 | 2,924 | 2,934 |
| Ordinary profit | 1,697 | 2,760 | -38.5% | 2,811 | 2,557 | 2,896 |
| Net Income | 1,779 | 1,355 | +31.3% | 1,566 | 1,511 | 1,603 |
| Total assets | 179,254 | 168,531 | +6.4% | 172,238 | 176,878 | 167,028 |
| Shareholders' equity | 104,166 | 94,143 | +10.7% | 99,317 | 101,968 | 95,479 |
| Operating cash flows | 3,481 | 5,097 | -31.7% | 6,372 | 4,637 | 8,148 |
| EBITDA | 8,442 | 6,800 | +24.1% | 7,320 | 6,951 | 7,066 |
| EBITDA margin | 71.0% | 58.8% | +20.7% | 64.9% | 62.7% | 64.9% |
| Net income per share | ¥4,565.79 | ¥3,390.17 | - | ¥4,128.95 | ¥3,976.49 | ¥4,236.42 |
| Weighted average number of shares outstanding | 375,919 | 378,405 | - | 379,414 | 379,988 | 378,405 |

Notes:

1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenue.
3. The amount of year-end dividend for the year ended March 31, 2004, is subject to the approval at the 20th Ordinary General Meeting of Shareholders scheduled to be held in late June 2004.

## 2. Summary of Consolidated Financial Statements under Japanese GAAP (unaudited)

### (1) Summary of the Balance Sheets

(¥ Million)

| | As of March 31, 2004 | As of March 31, 2003 |
|---|---|---|
| **Assets** | | |
| Current assets | 22,753 | 18,447 |
| Fixed assets | 155,951 | 149,959 |
| Deferred assets | 549 | 124 |
| Total assets | 179,254 | 168,531 |
| **Liabilities and shareholders' equity** | | |
| Current liabilities | 21,994 | 19,436 |
| Long-term liabilities | 52,421 | 54,326 |
| Minority interests | 671 | 624 |
| Common stock | 53,769 | 53,769 |
| Additional paid-in capital | 31,188 | 31,770 |
| Retained earnings | 15,111 | 11,185 |
| Unrealized gains on securities | 7,699 | (200) |
| Foreign currency translation adjustment | (411) | (79) |
| Treasury stock | (3,190) | (2,301) |
| **Total shareholders' equity** | 104,166 | 94,143 |
| **Total** | 179,254 | 168,531 |

## (2) Summary of Statements of Income

(¥ Million)

| For the year ended | March 31, 2004 | March 31, 2003 | Change (%) |
|---|---|---|---|
| Revenues | 45,144 | 45,121 | +0.1% |
| Operating expenses | 34,179 | 32,533 | +5.1% |
| Operating income | 10,965 | 12,587 | -12.9% |
| Other income (expenses) | (1,003) | (540) | - |
| Ordinary profit | 9,962 | 12,046 | -17.3% |
| Extraordinary income (expenses) | (134) | (911) | - |
| Income before income taxes and minority interests | 9,828 | 11,135 | -11.7% |
| Income taxes | 3,321 | 4,907 | -32.3% |
| Minority interests | 46 | 25 | +84% |
| Net income | 6,460 | 6,202 | +4.2% |

(¥ Million)

| Three months ended | Mar. 31, 2004 | Mar. 31, 2003 | Change (%) | Dec. 31, 2003 | Sep. 30, 2003 | June 30, 2003 |
|---|---|---|---|---|---|---|
| Revenues | 11,895 | 11,557 | +2.9% | 11,284 | 11,082 | 10,881 |
| Operating expenses | 9,802 | 8,606 | +13.9% | 8,270 | 8,158 | 7,946 |
| Operating income | 2,092 | 2,950 | -29.1% | 3,013 | 2,924 | 2,934 |
| Other income (expenses) | (395) | (189) | - | (202) | (367) | (39) |
| Ordinary profit | 1,697 | 2,760 | -38.5% | 2,811 | 2,557 | 2,896 |
| Extraordinary income (expenses) | (183) | (216) | - | 40 | 8 | - |
| Income before income taxes and minority interests | 1,514 | 2,544 | -40.5% | 2,851 | 2,566 | 2,896 |
| Income taxes | (280) | 1,202 | - | 1,271 | 1,046 | 1,283 |
| Minority interests | 14 | 13 | +7.7% | 13 | 9 | 9 |
| Net income | 1,779 | 1,355 | +31.3% | 1,566 | 1,511 | 1,603 |

## (3) Revenues for Each Service

(¥ Million)

| For the year ended | March 31, 2004 | March 31, 2003 | Change (%) |
|---|---|---|---|
| Network-Related Services | 17,972 | 16,900 | +6.3% |
| Broadband & Video Distribution Services | 26,476 | 27,347 | -3.2% |
| Others | 695 | 872 | -20.3% |
| Total | 45,144 | 45,121 | +0.1% |

(¥ Million)

| Three months ended | Mar. 31, 2004 | Mar. 31, 2003 | Change (%) | Dec. 31, 2003 | Sep. 30, 2003 | June 30, 2003 |
|---|---|---|---|---|---|---|
| Network-Related Services | 4,781 | 4,237 | +12.8% | 4,581 | 4,402 | 4,207 |
| Broadband & Video Distribution Services | 6,933 | 7,060 | -1.8% | 6,557 | 6,515 | 6,468 |
| Others | 180 | 259 | -30.5% | 144 | 163 | 205 |
| Total | 11,895 | 11,557 | +2.9% | 11,284 | 11,082 | 10,881 |

## (4) Summary of the Cash Flows Statements

(¥ Million)

| For the year ended | March 31, 2004 | March 31, 2003 |
|---|---|---|
| Operating activities (net cash) | 22,847 | 25,342 |
| Income before income taxes | 9,828 | 11,135 |
| Depreciation and amortization | 16,842 | 16,261 |
| Extraordinary depreciation | 2,343 | - |
| Cancellation fee income | (2,047) | - |
| Payments for income taxes | (5,219) | (3,530) |
| Other | 1,100 | 1,476 |
| Investing activities (net cash) | (14,424) | (30,064) |
| Property and equipment | (11,880) | (18,889) |
| Business investments | (532) | (154) |
| Financial investments | (2,012) | (10,780) |
| Financing activities (net cash) | (7,529) | 5,394 |
| Proceeds from short-term borrowings | 1,325 | 3,625 |
| Repayments of short-term borrowings | (2,925) | (4,175) |
| Proceeds from long-term borrowings | 5,400 | 1,500 |
| Repayments of long-term borrowings | (7,397) | (11,413) |
| Proceeds from issuance of convertible bonds | - | 20,062 |
| Payments for dividends | (2,457) | (1,893) |
| Proceeds from sales of treasury stocks | 1,719 | - |
| Payments for purchase of treasury stock | (3,193) | (2,306) |
| Cash and cash equivalents at beginning of the quarter | 1,499 | 865 |
| Cash and cash equivalents at end of the quarter | 2,233 | 1,499 |

(¥ Million)

| Three months ended | March 31, 2004 | March 31, 2003 | Dec. 31, 2003 | Sep. 30, 2003 | June 30, 2003 |
|---|---|---|---|---|---|
| Operating activities (net cash) | 3,689 | 5,097 | 6,372 | 4,637 | 8,148 |
| Income before income taxes | 1,514 | 2,544 | 2,851 | 2,566 | 2,896 |
| Depreciation and amortization | 4,298 | 3,999 | 4,288 | 4,179 | 3,964 |
| Extraordinary depreciation | 2,343 | - | - | - | - |
| Cancellation fee income | (2,047) | - | - | - | - |
| Payments for income taxes | (0) | (49) | (2,387) | 8 | (2,840) |
| Other | (2,419) | (1,396) | 1,620 | (2,117) | 4,128 |
| Investing activities (net cash) | (4,361) | (7,191) | (1,106) | (6,406) | (2,550) |
| Property and equipment | (2,478) | (444) | (1,746) | (5,641) | (2,014) |
| Business investments | - | - | - | (527) | (5) |
| Financial investments | (2,153) | (6,746) | 640 | (238) | (531) |
| Financing activities (net cash) | 679 | (268) | (4,933) | 896 | (4,171) |
| Proceeds from short-term borrowings | 1,000 | 3,125 | - | 325 | - |
| Repayments of short-term borrowings | (100) | (2,125) | (25) | (800) | (2,000) |
| Proceeds from long-term borrowings | 2,000 | 1,000 | - | 3,400 | - |
| Repayments of long-term borrowings | (2,116) | (2,116) | (2,082) | (2,116) | (1,082) |
| Payments for dividends | (104) | (146) | (1,035) | (228) | (1,088) |
| Proceeds from sales of treasury stocks | - | - | - | 1,719 | - |
| Payments for purchase of treasury stock | - | (5) | (1,790) | (1,402) | - |
| Cash and cash equivalents at beginning of the quarter | 2,326 | 3,708 | 2,046 | 2,932 | 1,499 |
| Cash and cash equivalents at end of the quarter | 2,233 | 1,499 | 2,326 | 2,046 | 2,932 |

## 3. Operating Results for JSAT Subsidiaries and Affiliates (unaudited)

Presented below are summaries of operating results for the JSAT's major subsidiaries and affiliates for the year ended March 31, 2004. These financial results and data, which are unaudited, are based on Japanese GAAP.

### (1) Subsidiaries

- **Satellite Network, Inc.** (67% ownership)

SNET is a major Type 2 telecommunications carrier and a system integrator for satellite communications and broadcasting services including uplink services for SKY PerfecTV!.

(¥ Million)

| For the year ended | March 31, 2004 |
|---|---|
| Revenues | 4,682 |
| Operating income | 219 |
| Ordinary profit | 225 |
| Net income | 144 |

### (2) Affiliates

- **Pay Per View Japan, Inc.** (20.0% ownership)

Pay Per View Japan, Inc. is a licensed broadcaster which broadcasts 27 channels of movies and other entertainment programs by pay-per-view programming.

(¥ Million)

| For the year ended | March 31, 2004 |
|---|---|
| Revenues | 14,455 |
| Operating income | 27 |
| Ordinary Profit | 26 |
| Net income | 44 |

Operating results for Japan CableCast Inc., JSAT International Inc. and Horizons Satellite LLC, which are before commencement of services, and NTT Satellite Communications Inc., which transferred its business and dissolved on March 31,2004, are not described in this report.

## 4. Outlook for the Year Ending March 31, 2005, under Japanese GAAP (unaudited)

The outlook of the JSAT Group's consolidated results for the year ending March 31, 2005, under Japanese GAAP, is provided below.

| | Year ending March 31, 2005 |
|---|---|
| | ¥ Million |
| Revenues | 44,000 |
| Operating income | 7,000 |
| Ordinary profit | 6,600 |
| Net income | 4,000 |
| Earning per share (EPS) | ¥ 10,640.59 |
| EBITDA | 24,800 |
| EBITDA margin | 56.4% |

1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenue.

NOTE: This outlook contains forward-looking statements based on JSAT's own projections and estimates. The markets where JSAT is active are extremely volatile, subject to rapid shifts in technology, customer demands, and prices, changes in economic conditions, the potential of satellite failures and many other variables. Due to the risks and uncertainties involved, actual results may differ from the content of these statements. Therefore, these statements should not be interpreted as representations that such objectives will be fulfilled.

## 5. Financial Highlights under US GAAP

JSAT reports operating results for annual and quarterly results based on US and Japanese GAAP. Financial information published in Japan is prepared in accordance with Japanese GAAP. US GAAP may differ from Japanese GAAP in material ways. Presented below are summaries of US GAAP financial results for reference purposes. (Figures are rounded off to hundred thousand yen.)

| | For the year ended or as of March 31, | | | |
|---|---|---|---|---|
| | 2004 (Results) | 2003 (Results) | Change | 2004 (Outlook) |
| | ¥ Million | ¥ Million | % | ¥ Million |
| Revenues | 44,194 | 45,121 | -2.1% | 45,400 |
| Operating income | 8,397 | 11,779 | -28.7% | 11,300 |
| Net income | 6,178 | 6,182 | -0.1% | 6,000 |
| Total assets | 177,746 | 169,230 | +5.0% | - |
| Shareholders' equity | 102,663 | 93,207 | +10.1% | - |
| Net operating cash flow | 22,479 | 25,867 | -13.1% | - |
| EBITDA | 28,483 | 28,692 | -0.7% | 28,800 |
| EBITDA margin | 64.4% | 63.6% | 0.8 point | 63.4% |
| Earnings per share(EPS) | ¥16,345.94 | ¥16,248.94 | +0.6% | ¥15,856.02 |
| Dividend per share | ¥6,000 | ¥6,000 | - | - |
| Weighted average number of shares outstanding | 377,931 | 380,476 | - | 378,405 |

Notes:

1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenue.
3. EPS is computed based on the weighted average number of shares outstanding during the applicable period.
4. The amount of year-end dividend for the year ended March 31, 2004, is subject to the approval at the 20th Ordinary General Meeting of Shareholders scheduled to be held in late June 2004.

| Three months ended | Mar 31, 2004 | Mar 31, 2003 | Change | Dec 31, 2003 | Sep 30, 2003 | Jun 30, 2003 |
|---|---|---|---|---|---|---|
| | ¥ Million | ¥ Million | % | ¥ Million | ¥ Million | ¥ Million |
| Revenues | 11,423 | 11,557 | -1.2% | 11,023 | 10,866 | 10,882 |
| Operating Income | -254 | 2,579 | -109.9% | 3,012 | 2,816 | 2,823 |
| Net Income | 1,709 | 1,308 | +30.6% | 1,532 | 1,437 | 1,500 |
| Total assets | 177,746 | 169,230 | +5.0% | 173,400 | 178,133 | 167,939 |
| Shareholders' equity | 102,663 | 93,207 | 10.1% | 98,247 | 100,931 | 94,513 |
| Net operating cash flow | 3,284 | 5,223 | -37.1% | 6,170 | 4,758 | 8,267 |
| EBITDA | 7,669 | 6,813 | -12.6% | 7,030 | 6,740 | 7,044 |
| EBITDA margin | 67.1% | 59.0% | 8.1% | 68.7% | 62.0% | 64.7% |
| Earning per share (EPS) | ¥4,545.25 | ¥3,448.00 | | ¥4,055.76 | ¥3,781.10 | ¥3,964.57 |
| Weighted average number of shares outstanding | 375,919 | 378,405 | -0.7% | 377,735 | 379,989 | 378,405 |

Notes:
1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenue.
3. EPS is computed based on the weighted average number of shares outstanding during the applicable period.

## 6. Summary of Consolidated Financial Statements under US GAAP (unaudited)

### (1) Summary of the Balance Sheets

(¥ Million)

| | As of March 31, 2004 | As of March 31, 2003 |
|---|---|---|
| **Assets** | | |
| Current assets | 34,791 | 30,805 |
| Investments, etc. | 31,496 | 12,764 |
| Property and equipment | 107,387 | 122,286 |
| Other assets | 4,073 | 3,375 |
| Total assets | 177,746 | 169,230 |
| **Liabilities and shareholders' equity** | | |
| Current liabilities | 21,291 | 20,015 |
| Long-term liabilities | 53,139 | 55,406 |
| Minority interests | 653 | 602 |
| Common stock | 53,770 | 53,770 |
| Additional paid-in capital | 34,422 | 35,009 |
| Retained earnings: | | |
| Appropriated for legal reserve | - | - |
| Unappropriated | 9,874 | 6,161 |
| Comprehensive income | 7,787 | 569 |
| Treasury stock | (3,190) | (2,301) |
| Total shareholders' equity | 102,663 | 93,207 |
| **Total** | 177,746 | 169,230 |

### (2) Summary of Statements of Income

(¥ Million)

| For the year ended | March 31, 2004 | March 31, 2003 | Change (%) |
|---|---|---|---|
| Revenues | 44,194 | 45,121 | -2.1% |
| Operating expenses | 35,797 | 33,343 | +7.4% |
| Operating income | 8,397 | 11,779 | -28.7% |
| Other income (expenses) | (1,473) | (669) | +120.3% |
| Income before income taxes and minority interests | 9,284 | 11,110 | -16.4% |
| Income taxes | 3,055 | 4,899 | -37.6% |
| Minority interests | 51 | 28 | +180.2% |
| Net income | 6,178 | 6,182 | -0.1% |

(¥ Million)

| Three months ended | Mar. 31, 2004 | Mar. 31, 2003 | Change (%) | Dec. 31, 2003 | Sep. 30, 2003 | June 30, 2003 |
|---|---|---|---|---|---|---|
| Revenues | 11,423 | 11,557 | -1.16% | 11,023 | 10,866 | 10,882 |
| Operating expenses | 11,678 | 8,978 | +30.07% | 8,011 | 8,050 | 8,059 |
| Operating income | (254) | 2,579 | -109.85% | 3,012 | 2,816 | 2,823 |
| Other income (expenses) | (970) | (93) | +948.65% | (170) | (313) | (21) |
| Income before income taxes and minority interests | 1,136 | 2,487 | -54.34% | 2,843 | 2,503 | 2,802 |
| Income taxes | (589) | 1,194 | -149.32% | 1,294 | 1,058 | 1,292 |
| Minority interests | (16) | (15) | +6.13% | (16) | (9) | (10) |
| Net income | 1,709 | 1,308 | +30.65% | 1,532 | 1,437 | 1,500 |

## (3) Revenues for Each Service

(¥ Million)

| For the year ended | Mar 31, 2004 | Mar 31, 2003 | Change (%) |
|---|---|---|---|
| Network-Related Services | 17,022 | 16,901 | +0.7% |
| Broadband & Video Distribution Services | 26,477 | 27,347 | -3.2% |
| Other Services | 695 | 873 | -20.4% |
| Total | 44,194 | 45,121 | -2.1% |

(¥ Million)

| Three months ended | March 31, 2004 | Mar. 31, 2003 | Change (%) | Dec. 31, 2003 | Sep. 30, 2003 | June 30, 2003 |
|---|---|---|---|---|---|---|
| Network-Related Services | 4,309 | 4,238 | +1.7% | 4,320 | 4,186 | 4,207 |
| Broadband & Video Distribution Services | 6,934 | 7,060 | -1.8% | 6,558 | 6,516 | 6,469 |
| Other Services | 181 | 259 | -30.1% | 145 | 164 | 206 |
| Total | 11,423 | 11,557 | -1.2% | 11,023 | 10,866 | 10,882 |

## (4) Summary of the Cash Flows Statements

(¥ Million)

| For the year ended | March 31, 2004 | March 31, 2003 |
|---|---|---|
| Operating activities (net cash) | 22,479 | 25,867 |
| Net income | 6,178 | 6,182 |
| Depreciation and amortization | 18,538 | 16,698 |
| Other | | |
| Investing activities (net cash) | (13,660) | (30,065) |
| Property and equipment | (9,418) | (18,890) |
| Business investments | (5,32) | (155) |
| Financial investments | (3,710) | (11,020) |
| Other | - | - |
| Financing activities (net cash) | (7,926) | 4,870 |
| Proceeds from short-term borrowings | 1,325 | 3,625 |
| Repayments of short-term borrowings | (3,321) | (4,175) |
| Proceeds from long-term borrowings | 5,400 | 1,500 |
| Repayments of long-term borrowings | (7,398) | (11,414) |
| Proceeds from issuance of convertible bonds | 0 | 20,063 |
| Payments for dividends | (2,458) | (1,894) |
| Payments for purchase of treasury stock | (3,193) | (2,307) |
| Other | 1,719 | (529) |
| Cash and cash equivalents at beginning of the fiscal year | 1,500 | 866 |
| Cash and cash equivalents at end of the fiscal year | 2,233 | 1,500 |

(¥ Million)

| Three months ended | Mar. 31, 2004 | Mar. 31, 2003 | Dec. 31, 2003 | Sep. 30, 2003 | June 30, 2003 |
|---|---|---|---|---|---|
| Operating activities (net cash) | 3,284 | 5,223 | 6,170 | 4,758 | 8,267 |
| Net income | 1,709 | 1,308 | 1,532 | 1,437 | 1,500 |
| Depreciation and amortization | 6,387 | 4,103 | 4,036 | 4,055 | 4,059 |
| Other | (4,812) | (188) | 601 | (734) | 2,708 |
| Investing activities (net cash) | (3,913) | (7,191) | (782) | (6,414) | (2,551) |
| Property and equipment | (3,281) | (444) | (1,748) | (2,374) | (2,015) |
| Business investments | - | - | - | (527) | (5) |
| Financial investments | (631) | (6,747) | 966 | (3,514) | (531) |
| Other | - | - | - | - | - |
| Financing activities (net cash) | 636 | (394) | (5,055) | 783 | (4,290) |
| Proceeds from short-term borrowings | 1,000 | 3,125 | - | 325 | - |
| Repayments of short-term borrowings | (496) | (2,125) | (25) | (800) | (2,000) |
| Proceeds from long-term borrowings | 1,987 | 1,000 | 13 | 3,400 | - |
| Repayments of long-term borrowings | (2,116) | (2,116) | (2,083) | (2,116) | (1,083) |
| Proceeds from issuance of convertible bonds | 0 | - | - | - | - |
| Payments for dividends | (105) | (146) | (1,035) | (229) | (1,089) |
| Payments for purchase of treasury stock | - | (6) | (1790) | (1,402) | - |
| Other | 367 | (126) | (135) | 1,606 | (118) |
| Cash and cash equivalents at beginning of the quarter | 2,326 | 2,737 | 2,047 | 2,932 | 1,500 |
| Cash and cash equivalents at end of the quarter | 2,233 | 1,500 | 2,326 | 2,047 | 2,932 |

## 7. Outlook for the Year Ending March 31, 2005, under US GAAP (unaudited)

The outlook of the JSAT Group's consolidated results for the year ending March 31, 2004, under the US GAAP, is provided below.

| | Year ending March 31, 2004 |
|---|---|
| | ¥ Million |
| Revenues | 42,600 |
| Operating income | 7,100 |
| Net income | 4,400 |
| Earning per share (EPS) | ¥ 11,678.0 |
| EBITDA | 23,050 |
| EBITDA margin | 54.1% |

1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenue.

NOTE: This outlook contains forward-looking statements based on JSAT's own projections and estimates. The markets where JSAT is active are extremely volatile, subject to rapid shifts in technology, customer demands, and prices, changes in economic conditions, the potential of satellite failures and many other variables. Due to the risks and uncertainties involved, actual results may differ from the content of these statements. Therefore, these statements should not be interpreted as representations that such objectives will be fulfilled.